PRESS RELEASE
ASANKO GOLD MINE EXPANSION UPDATE

Highlights:

  Mining operations at Esaase and overland conveyor fully permitted, following receipt of both the environmental permit and the mine operating permit

  Asanko Gold Mine technical report currently being updated with revised 2016 year-end Mineral Reserves and Mineral Resources; global Mineral Reserve inventory not expected to materially change.

  Independent mining industry consultant, CSA Global, engaged to review the Asanko Gold Mine Mineral Resource inventory

  Expansion Definitive Feasibility Study remains on track for publication in Q1 2017

  Front End Engineering and Design for the overland conveyor as well as the plant upgrade to 5Mtpa underway and on track for completion in Q2 2017

Vancouver, British Columbia, February 6, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) is pleased to provide an update on the progress of the expansion of the Asanko Gold Mine ("AGM"), located in Ghana, West Africa.

The expansion of the AGM consists of two discrete phases; an expansion of mining operations to integrate Esaase including the construction of an overland conveyor and an upgrade of the existing processing facilities from 3.6 million tonnes per annum ("Mtpa") to 5Mtpa ("Project 5M").

The second phase is the construction of an additional carbon-in-leach ("CIL") plant to double throughput from 5Mtpa to 10Mtpa ("Project 10M"). Once completed, the AGM is targeting production in excess of 450,000 ounces of gold per annum from 2020 onwards.

The permitting process for the first phase of the expansion has now been completed. The Ghanaian Environmental Protection Agency ("EPA") has issued its environmental permit for mining operations at Esaase and the overland conveyor to the AGM processing facility. This critical step was achieved following the EPA's approval of the Environmental Impact Statement. The Minerals Commission has also issued the mine operating permit for the Esaase pits.

The Company expects to publish the results of the Expansion Definitive Feasibility Study ("DFS") in Q1 2017. This will now incorporate revised global Mineral Resource and Mineral Reserve estimates, which are being updated for depletion (including nine months of tonnage and grade reconciliations) and changes in modifying factors, based on latest economic inputs, infill drilling at Dynamite Hill as well as the addition of three new pits discovered during the 2016 exploration program.

In addition, a globally recognized independent mining industry consultancy, CSA Global, has been engaged as an independent party to review the global Mineral Resource inventory using information from the outcomes of a Resource Reconciliation Study, which has been informed by over 4Mt of ore mining and nine months of steady-state operations. Despite individual variances on a pit-by-pit basis, no material change to the global AGM Mineral Reserves is expected. In line with best practice, the AGM resources are being updated from previously unconstrained Mineral Resources to now include the effects of constraining parameters. The constraining parameters being used are an economic cut-off grade of 0.5g/t gold within a US$2,000 per ounce gold pit shell. Relevant material disclosure via an updated NI 43-101 Technical Report for the AGM is expected to be published in Q1 2017.

Commenting on today's announcement, Peter Breese, President and CEO, said "Receipt of the environmental and mining permits marks the final permitting step for the development of one of our major deposits, Esaase. We are extremely appreciative of the constructive support we have received from the Ghanaian authorities through the permitting process for Esaase and pay tribute to all our in-country stakeholders for their contribution to this process.

The Asanko Gold Mine expansion projects will boost production to over 450,000 ounces a year by 2020, making it one of the largest gold mines in Ghana. The Expansion DFS is nearing completion and will include an updated Mineral Resource and Mineral Reserve estimate.

As we now have sufficient quantitative data from nine months of grade control drilling and 4Mt of ore mined, we have engaged CSA Global as an additional independent party to review our mineral inventory, particularly given the complex nature of the structural controls associated with the Nkran mineralization. Whilst we expect some variances on a pit by pit basis, overall we are not anticipating a material change to the Asanko Gold Mine's global Mineral Reserves, upon which the current expansion projects are based."

Pursuant to Board approval in Q4 2016 of the Project 5M expansion (see press release dated November 3, 2016), Front End Engineering and Design ("FEED") has commenced and is on track for completion in Q2 2017. The plant upgrades are expected to be completed by Q4 2017. Construction of the conveyor is expected to begin in Q2 2017 and be completed in Q4 2018. Pre-stripping and mine infrastructure development at Esaase is expected to start in H2 2018.

Qualified Person Statements

Phil Bentley, Asanko Executive: Geology and Resources (Pr.Sci.Nat.) is the Qualified Person under NI 43-101 guidelines who assumes technical responsibility for Mineral Resource contents of this news release, and Frederik Fourie, Asanko Senior Mine Engineer (Pr.Eng.) is the Qualified Person under NI 43-101 who assumes responsibility for the Mineral Reserve contents of this news release.

Enquiries:

For further information, please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N. America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements.

Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to Mineral Resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "Measured Mineral Resources", "Indicated Mineral Resources", "Inferred Mineral Resources" and "Probable Mineral Reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).